Exhibit 99.4

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Bertrand DE LA NOUE

Martin DEFFONTAINES

Karine KACZKA

Laurent KETTENMEYER

Matthieu GOT

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 896 359 120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Italy – Total strengthens its presence in Exploration-Production

Paris, July 5, 2011 - Today, Total announced the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increases Total’s equity stake in the operated Tempa Rossa field to 75%. The transfer of interests is subject to the approval of Italian authorities.

The Tempa Rossa project, located in Basilicata region, is important for the economic development of this region. The calls for tender for the main development contracts are under way and Regional and Governmental approvals are expected in summer 2011. A Final Investment Decision on project implementation is planned towards end 2011 which would lead to start of production in 2015 with a plateau level of 50,000 barrels of oil per day.

This acquisition strengthens Total’s position in the Exploration-Production sector in Italy and its commitment as a major player in the economic development of the Basilicata Region. The Total Group strives to reduce its environmental footprint as part of its commitment to sustainable development. Safety and environmental protection are core concerns for the Group wherever it operates.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com